Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276660
PROSPECTUS SUPPLEMENT NO. 7
(to Prospectus dated July 24, 2024)

Pinstripes Holdings, Inc.
Primary Offering of
Up to 23,985,000 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of the Warrants
Secondary Offering of
Up to 20,962,824 Outstanding Shares of Pinstripes Holdings Class A Common Stock
Up to 4,969,777 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Conversion of Pinstripes Holdings Series B-1 Common Stock, Pinstripes Holdings Series B-2 Common Stock and Pinstripes Holdings Series B-3 Common Stock
Up to 647,011 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of Pinstripes Options
Up to 172,806 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon the Vesting of Restricted Stock Units
Up to 2,912,500 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of the Oaktree Warrants
Up to 11,910,000 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of Private Placement Warrants
Up to 11,910,000 Private Placement Warrants to Purchase Pinstripes Holdings Class A Common Stock
This prospectus supplement supplements the prospectus dated July 24, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-276660). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance by Pinstripes Holdings, Inc., a Delaware corporation (“Pinstripes Holdings,” “we,” “us,” or “our” and, prior to the Business Combination (as defined below), “Banyan”) of up to (i) 12,075,000 shares of Class A common stock, par value $0.0001 per share, of Pinstripes Holdings (“Pinstripes Holdings Class A Common Stock”) that are issuable upon the exercise of the Public Warrants (as defined below) originally issued in the initial public offering of Banyan (the “IPO”) and (ii) 11,910,000 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of the Private Placement Warrants (as defined below), originally issued in a private placement to the Sponsor (as defined below) and the underwriters of the IPO, by the holders thereof. We are registering the issuance of such shares of Pinstripes Holdings Class A Common Stock (the “Warrant Shares”) upon exercise of the Public Warrants and the Private Placement Warrants (collectively, the “Warrants”) as required by that certain Warrant Agreement, dated as of January 19, 2022 (the “Warrant Agreement”), entered into by and between Banyan and Continental Stock Transfer & Trust Company.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders identified in this prospectus, or their permitted transferees (the “Selling Securityholders”), of up to an aggregate of 36,605,141 shares of Pinstripes Holdings Class A Common Stock, which consist of:
(i) 4,172,025 outstanding shares of Pinstripes Holdings Class A Common Stock that, consist of (a) 2,646,250 outstanding shares of Pinstripes Holdings Class A Common Stock issued upon conversion on a one-for-one basis of 2,646,250 shares of Class B Common Stock of Banyan (together with the Class A Common Stock of Banyan, the “Banyan Common Stock”), originally issued to Banyan Acquisition Sponsor LLC (the “Sponsor”) at a purchase price of approximately $0.003 per share before the IPO, of which (1) 2,596,762 shares continue to be held as Pinstripes Holdings Class A Common Stock by the Sponsor and (2) 49,488 shares were assigned and sold by the Sponsor to the Sponsor Holders (as defined below) for a purchase price of $0.003 per share before the IPO, and continue to be held as Pinstripes Holdings Class A Common Stock by the Individual Sponsor Holders, (b) 1,018,750 shares that were, upon closing of the Business Combination, effectively re-issued as Pinstripes Holdings Class A Common Stock to certain investors in Banyan in consideration of their agreement not to redeem their respective shares of Banyan Class A Common Stock (as defined below) in connection with Banyan’s extension meeting held on April 21, 2023 (the “Non-Redeeming Investors”), after being forfeited as Banyan Common Stock by the Sponsor Holders , and (c) 507,025 shares were, upon closing of the Business Combination, effectively re-issued as Pinstripes Holdings Common Stock to holders of the Series I Convertible Preferred Stock in consideration of their agreement to invest in the Series I Financing (as defined below), after being forfeited as Banyan Common Stock by the Sponsor Holders;
(ii) 11,771,022 outstanding shares of Pinstripes Holdings Class A Common Stock (the “Pinstripes Affiliate Shares”) that, consist of (a) 11,669,311 outstanding shares of Pinstripes Holdings Class A Common Stock issued to stockholders of Pinstripes, Inc., that are executive officers, directors and other affiliates of Pinstripes Holdings (the “Pinstripes Affiliates”) in the Business Combination in exchange for their shares of Pinstripes Common Stock (as defined below), including shares issued upon conversion of Pinstripes Preferred Stock, which Pinstripes Affiliate Shares were, at various times prior to the Business Combination, acquired by the Pinstripes Affiliates; provided, that the Pinstripes Affiliates Shares include 1,242,975 shares of Pinstripes Holdings Class A Common Stock that were re-issued to the Pinstripes Affiliates after being forfeited as Banyan Common Stock by the Sponsor Holders and which shares of Banyan Common Stock were initially issued to the Sponsor in a private placement at a purchase price of $0.003 per share before the IPO, and some of which were assigned and sold by the Sponsor to certain Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO;
(iii) 50,000 outstanding shares of Pinstripes Holdings Class A Common Stock issued to Roth Capital Partners LLC in settlement of $0.5 million of transaction costs incurred by Pinstripes for financial advisor, legal and other professional services (accordingly, at an effective price of $10.00 per share);
(iv) 4,696,777 shares of Pinstripes Holdings Class A Common Stock issuable upon conversion of Pinstripes Holdings Series B-1 Common Stock, Pinstripes Holdings Series B-2 Common Stock and Pinstripes Holdings Series B-3 Common Stock, of which (a) 915,000 shares are issuable upon conversion of 915,000 shares of Pinstripes Holdings Series B-1 Common Stock that were issued, in connection with the consummation of the Business Combination, on a one-for-one basis in exchange for 915,000 shares of Banyan Common Stock, which shares were initially issued to the Sponsor in a private placement at purchase price of $0.003 per share before the IPO, of which 896,104 shares continued to be held by the Sponsor until the closing of the Business Combination and 18,896 shares were assigned and sold by the Sponsor to certain Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO, (b) 915,000 shares are issuable upon conversion of 915,000 shares of Pinstripes Holdings Series B-2 Common Stock that were issued, in connection with the consummation of the Business Combination, on a one-for-one basis in exchange for 915,000 shares of Banyan Common Stock, which were initially issued to the Sponsor in a private placement at an effective purchase price of $0.003 per share before the IPO, of which 896,103 shares continued to be held by the Sponsor until the closing of the Business Combination and 18,897 shares were assigned and sold by the Sponsor to the Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO, (c) 872,160 shares are issuable upon conversion of 872,160 shares of Pinstripes Holdings Series B-1 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock (d) 872,160 shares are issuable upon conversion of 872,160 shares of Pinstripes Holdings Series B-2 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock, and (e) 1,395,457 shares are issuable upon conversion of 1,395,457 shares of Pinstripes Holdings Series B-3 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock;
(v) up to 647,011 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of Pinstripes Holdings Options (as defined below) that were issued to Pinstripes Affiliates in exchange for Pinstripes Options (as defined below), which Pinstripes Options were issued as consideration for service as directors and officers;
(vi) up to 172,806 shares of Pinstripes Holdings Class A Common Stock issuable upon the vesting of restricted stock units that were issued to non-employee directors of Pinstripes Holdings on January 19, 2024 as consideration of their service as directors of Pinstripes Holdings;
(vii) up to 2,912,500 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of the Oaktree Warrants (as defined below) issued by Pinstripes Holdings to Oaktree Capital Management, L.P. (“Oaktree”), in connection with the closing of the Business Combination and the Oaktree Tranche 1 Loan (as defined below), in consideration of Oaktree’s providing the Oaktree Tranche 1 Loan; and
(viii) up to 11,910,000 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise, at an exercise of $11.50 per share, of 11,910,000 Private Placement Warrants (as defined below), of which (a) 10,860,000 were issued to the Sponsor at an effective purchase price of $1.00 per share in connection with the closing of the IPO and (b) 1,050,000 were issued to the underwriters of the IPO at an effective purchase price of $1.00 per share. This Prospectus also relates to the offer and sale from time to time by certain of the Selling Securityholders of the Private Placement Warrants.
We will bear all costs, expenses and fees in connection with the registration of the shares of Pinstripes Holdings Class A Common Stock and the Private Placement Warrants. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of Pinstripes Holdings Class A Common Stock and the Private Placement Warrants.

Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the securities in the section of the Prospectus entitled “Plan of Distribution.”
You should read the Prospectus, this prospectus supplement and any other prospectus supplement or amendment carefully before you invest in our securities. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Pinstripes Holdings Class A Common Stock is listed on the New York Stock Exchange under the ticker symbol “PNST.” On January 22, 2024, the closing price of Pinstripes Holdings Class A Common Stock was $0.41 per share.
We will not receive any proceeds from the sale of the Pinstripes Holdings Class A Common Stock by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.
We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.
Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus and this prospectus supplement or determined if the Prospectus and prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 24, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 17, 2025
Pinstripes Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41236	86-2556699
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1150 Willow Road
Northbrook, IL 60062
(Address of Principal Executive Offices)
Registrant’s telephone number, including area code: (847) 480-2323

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PNST	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement
Oaktree Funding and Second Amendment
On January 17, 2025, (the “Effective Date”), Pinstripes, Inc. (the “Borrower”), Pinstripes Holdings, Inc. (the “Company”) and the other guarantors party thereto entered into the Second Amendment (the “Oaktree Second Amendment”) to the loan agreement (as amended, the “Oaktree Loan Agreement”), dated as of December 29, 2023 (the “Oaktree Loan Closing Date”), by and among the Borrower, the Company, the other guarantors party thereto, Oaktree Fund Administration, LLC (the “Oaktree Agent”), and the lenders from time to time party thereto (the “Oaktree Lenders”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Oaktree Loan Agreement, as amended by the Oaktree Second Amendment.
On January 21, 2025, in connection with the closing of the Oaktree Second Amendment, the Oaktree Lenders funded a Tranche 2 Loan in the amount of $6.0 million. The Oaktree Second Amendment also provides, among things, that: (i) interest on the Term Loans will accrue on a daily basis calculated based on a 360-day year at a rate per annum equal to 20% (amended from 12.5% cash and 7.5% paid-in-kind (PIK) interest), payable quarterly in arrears, at the Company’s option, either in cash or in kind (subject to certain procedures and conditions), (ii) the Company is required to deliver to the Oaktree Agent a monthly sales report, an unaudited balance sheet and a projected operating budget on a monthly basis and (iii) the Company will be required to achieve certain milestones in respect of various possible strategic alternatives, which are set forth in the Oaktree Loan Agreement, as amended by the Oaktree Second Amendment.
In connection with the closing of the Oaktree Second Amendment, the Borrower, the Company, the other guarantors party thereto, the Oaktree Agent and the Oaktree Lenders agreed to forbear from exercising any of their respective rights or remedies under the Oaktree Loan Agreement in respect of an Event of Default as a result of (i) the Company’s failure to maintain a Total Net Leverage Ratio of no greater than 6:00:1:00 for the Measurement Period ending on January 6, 2025, (ii) the Company's failure to observe or perform certain agreements or conditions under the Silverview Loan Agreement (as defined below) and (iii) the cross-defaults under the Granite Creek Loan Agreement (as defined below), until the earlier of February 28, 2025 or the occurrence of any event terminating such forbearance.
Silverview Seventh Amendment
On the Effective Date, the Borrower, the Company and the other guarantors party thereto entered into the Seventh Amendment (the “Silverview Seventh Amendment”) to the loan agreement (as amended, the “Silverview Loan Agreement”), dated as of March 7, 2023, by and among the Borrower, the Company, the other guarantors party thereto, Silverview Credit Partners LP (the “Silverview Agent”), and the lenders from time to time party thereto (the “Silverview Lenders”) and First Amendment to the Forbearance Agreement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Silverview Loan Agreement, as amended by the Silverview Seventh Amendment.
The Silverview Seventh Amendment provides, among things, that: (i) interest on the Term Loans will be reduced for six months starting January 1, 2025 to 12.5% per annum from 15% per annum, (ii) a portion of the interest on the Term Loans may be payable at the Company’s option, either in cash or in kind (subject to certain procedures and conditions), (iii) amortized principal payments have been suspended in calendar year 2025, (iv) financial covenants and prepayment premiums have been eliminated and (v) the Silverview Agent and the Silverview Lenders will forbear from exercising their rights and remedies pursuant to the Silverview Loan Agreement, on terms consistent with the forbearance provided by the Oaktree Agent and the Oaktree Lenders.
Amendment No. 3 to Granite Creek Loan Agreement
On the Effective Date, the Borrower entered into Amendment No. 3 (the “Granite Creek Amendment No. 3”) to the loan agreement and security agreement (as amended, the “Granite Creek Loan Agreement”), dated as of April 19, 2023, by and among the Borrower, the Company, the other guarantors party thereto, GCCP II Agent, LLC (the “Granite Creek Agent”), and the lenders from time to time party thereto (the “Granite Creek Lenders”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Granite Creek Loan Agreement, as amended by Granite Creek Amendment.
Granite Creek Amendment No. 3 provides, among things, that: (i) 3.0% of the interest payable on the Term Loan will be payable at the Company’s option, either in cash or in kind (subject to certain procedures and conditions), during the period from January 1, 2025 through December 31, 2025 (as opposed to 100% of the interest payable on the Term Loan being payable in cash) and (ii) the principal installment amount schedule has been adjusted pursuant to Section 2(C), providing for decreased quarterly principal payments through December 31, 2025.
In connection with the closing of Granite Creek Amendment No. 3, the Borrower, the Company, each of the Granite Creek Agent and the Granite Creek Lenders agreed to forbear from exercising any of their respective rights or remedies under the Granite Creek Loan Agreement in respect of an Event of Default as a result of the cross-defaults under the Company’s other material loan agreements, until the occurrence of any event of termination under such forbearance.
The foregoing descriptions of the Oaktree Second Amendment, the Silverview Seventh Amendment, and Granite Creek Amendment No. 3, do not purport to be complete and are subject to, and qualified in their entirety by, the full texts of the Oaktree Second Amendment, the Silverview Seventh Amendment, and Granite Creek Amendment No. 3, which are filed herewith as Exhibits 10.1. 10.2 and 10.3 and are incorporated by reference herein.
Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant
The information set forth in Item 1.01. under the heading “Oaktree Second Amendment” is incorporated by reference herein.
Item 3.02 Unregistered Sales of Equity Securities.
On the Effective Date, the Company issued Oaktree Tranche 2 Warrants (as defined in the Oaktree Loan Agreement) exercisable for 349,500 shares of the Company’s Class A common stock, par value $0.0001 per share. The issuance of such Oaktree Tranche 2 Warrants was not registered under the Securities Act, with such Tranche 2 Warrants being issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
10.1**
Second Amendment to Oaktree Loan Agreement, dated January 17, 2025, by and among Pinstripes Holdings, Inc., Pinstripes, Inc., the other guarantors party thereto, Oaktree Fund Administration, LLC and the lenders from time to time party thereto.

10.2**
Seventh Amendment to Silverview Loan Agreement, dated January 17, 2025, by and among Pinstripes Holdings, Inc., Pinstripes, Inc., the other guarantors party thereto, Silverview Credit Partners LP and the lenders from time to time party thereto.

10.3**
Amendment No. 3 to Granite Creek Loan Agreement, dated January 17, 2025, by and among Pinstripes Holdings, Inc., Pinstripes, Inc., the other guarantors party thereto, GCCP II Agent, LLC and the lenders from time to time party thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
 __________________
**       Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Pinstripes Holdings, Inc.

Dated: January 24, 2025	/s/ Anthony Querciagrossa
Anthony Querciagrossa
Chief Financial Officer